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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

For the quarter ended April 30, 1998

                           BARBEQUES GALORE LIMITED
                                ACN 008 577 759

          327 Chisholm Road, Auburn, New South Wales, 2144, Australia

  Registrant's telephone number, including area code 61-2-9704-4177

  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X   Form 40-F

                               ----------------


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes      No  X

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

                                    FORM 6-K

                      FOR THE QUARTER ENDED APRIL 30, 1998

                                     INDEX

                                                                       PAGE NO.
                                                                       --------
 PART I. FINANCIAL INFORMATION
    ITEM 1. Condensed Consolidated Balance Sheets as of April 30,
            1998 and January 31, 1998................................      3
            Condensed Consolidated Statements of Operations for the
            Three Months Ended April 30, 1998 and 1997...............      4
            Condensed Consolidated Statements of Cash Flows for the
            Three Months Ended April 30, 1998 and 1997...............      5
            Notes to Condensed Consolidated Interim Financial
            Statements...............................................      6
    ITEM 2. Management's Discussion and Analysis of Financial
            Condition and Results of Operations......................      8
 PART II. OTHER INFORMATION
    ITEM 1. Legal Proceedings........................................     20
    ITEM 2. Changes in Securities....................................     20
    ITEM 3. Defaults Upon Senior Securities..........................     20
    ITEM 4. Submission of Matters to a Vote of Security Holders......     20
    ITEM 5. Other Information........................................     20
    ITEM 6. Exhibits and Current Reports on Form 6-K.................     21
    SIGNATURES........................................................    22

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

ITEM 1. FINANCIAL STATEMENTS

                                                         JANUARY 31,  APRIL 30,
                                                            1998        1998
                                                         ----------- -----------
                                                                     (UNAUDITED)
In A$ thousands, except share and per share data
ASSETS
Current assets:
  Cash and cash equivalents............................    $   166     $    31
  Accounts receivable, net of allowance of $387 at
   April 30, 1998 and $497 at January 31, 1998.........      9,862       7,962
  Receivables from affiliates..........................        143         250
  Inventories..........................................     43,030      47,302
  Deferred income taxes................................      2,031       2,393
  Prepaid expenses and other current assets............      1,079       1,577
                                                           -------     -------
    Total current assets...............................    $56,311     $59,515
Non-current assets:
  Receivables from affiliates..........................        642         480
  Property, plant and equipment, net of accumulated
   depreciation of $17,736 at April 30, 1998 and
   $16,741 at January 31, 1998.........................     21,038      24,967
  Goodwill, net of accumulated amortization of $314 at
   April 30, 1998 and $293 at January 31, 1998.........      1,507       1,486
  Deferred income taxes................................      1,194       1,405
  Other non-current assets.............................      1,382       1,462
                                                           -------     -------
    Total assets.......................................    $82,074     $89,315
                                                           =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft.......................................        --        2,610
  Accounts payable and accrued liabilities.............     16,648      17,835
  Current maturities of long-term debt.................        198         147
  Current portion of obligations under capital leases..      1,729       1,312
  Income taxes payable.................................        819         457
                                                           -------     -------
    Total current liabilities..........................    $19,394     $22,361
Non-current liabilities:
  Long-term debt.......................................     14,716      18,975
  Obligations under capital leases, excluding current
   portion.............................................      3,405       3,388
  Other long-term liabilities..........................        632       1,016
                                                           -------     -------
    Total liabilities..................................    $38,147     $45,740
                                                           -------     -------
Shareholders' equity: Ordinary Shares, $3.64 par value;
 27,437,853 authorized shares; 4,541,652 shares issued
 and outstanding.......................................     16,532      16,532
Additional paid-in capital.............................     24,554      24,554
Foreign currency translation adjustment................      1,177       1,612
Retained earnings......................................      1,664         877
                                                           -------     -------
    Total shareholders' equity.........................    $43,927     $43,575
                                                           =======     =======
    Total liabilities and shareholders' equity.........    $82,074     $89,315
                                                           =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      THREE MONTHS THREE MONTHS
                                                         ENDED        ENDED
                                                       APRIL 30,    APRIL 30,
                                                          1997         1998
                                                      ------------ ------------
                                                             (UNAUDITED)
In A$ thousands, except share and per share data
Net sales............................................   $30,366      $36,744
Cost of goods sold, warehouse, distribution and
 occupancy costs.....................................    20,891       25,117
                                                        -------      -------
Gross profit.........................................     9,475       11,627
Selling, general and administrative expenses.........     9,798       12,462
Store pre-opening costs..............................       114          147
Relocation and closure costs.........................       --            15
                                                        -------      -------
Operating (loss).....................................      (437)        (997)
Equity in income of affiliates, net of tax...........        50           96
Interest expense.....................................       879          388
                                                        -------      -------
(Loss) before income taxes...........................    (1,266)      (1,289)
Income tax (benefit).................................      (566)        (502)
                                                        -------      -------
Net (loss)...........................................      (700)        (787)
                                                        =======      =======
Basic earnings per share.............................   $ (0.38)     $ (0.17)
                                                        =======      =======
Diluted earnings per share...........................   $ (0.38)     $ (0.17)
                                                        =======      =======
Weighted average shares outstanding (in thousands)...     1,844        4,541
                                                        =======      =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      THREE MONTHS THREE MONTHS
                                                         ENDED        ENDED
                                                       APRIL 30,    APRIL 30,
                                                          1997         1998
                                                      ------------ ------------
                                                             (UNAUDITED)
In A$ thousands
Cash flows from operating activities:
  Net (loss).........................................    $ (700)      $ (787)
  Non-cash charges, net..............................       237          925
  Changes in operating assets and liabilities:
  Receivables and prepaid expenses...................      (380)       1,580
  Inventories........................................    (3,688)      (4,247)
  Other assets.......................................      (126)        (590)
  Accounts payable and accrued liabilities...........     1,141        1,754
                                                         ------       ------
    Net cash used in operating activities............    (3,516)      (1,365)
                                                         ------       ------
Cash flows from investing activities:
  Proceeds from sale of property, plant and
   equipment.........................................       --            11
  Capital expenditures...............................      (104)      (4,969)
  Loan repayments received/(paid)....................        50          (38)
                                                         ------       ------
    Net cash used in investing activities............       (54)      (4,996)
                                                         ------       ------
Cash flows from financing activities:
  Repayment of long-term debt........................    (1,212)      (7,792)
  Proceeds from long-term debt.......................     5,365       12,000
  Initial public offering costs......................       --          (156)
  Bank overdraft proceeds............................       276        2,610
  Principal payments under capital leases............      (357)        (436)
  Dividends paid.....................................      (499)         --
                                                         ------       ------
    Net cash provided by financing activities........     3,573        6,226
                                                         ------       ------
    Net increase (decrease) in cash and cash
     equivalents.....................................         3         (135)
    Cash and cash equivalents at beginning of period.        30          166
                                                         ------       ------
    Cash and cash equivalents at end of period.......    $   33       $   31
                                                         ======       ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1 BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial information and Rule 10-01 of Regulation S-K.

  As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. Accordingly, these condensed consolidated financial statements should be reviewed in conjunction with the audited consolidated financial statements and related notes contained in Amendment No. 1 to the Annual Report on Form 20-F/A (File No. 333-37259) for the fiscal year ended January 31, 1998, filed by Barbeques Galore Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 20, 1998. The unaudited condensed consolidated financial statements as of April 30, 1998 and for the three months ended April 30, 1998 and 1997 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2 INVENTORIES

  The major classes of inventories are as follows:

                                                         JANUARY 31,  APRIL 30,
                                                            1998        1998
                                                         ----------- -----------
                                                                     (UNAUDITED)
      In A$ thousands
      Finished goods....................................   $37,999     $42,160
      Work in progress..................................     1,328       1,325
      Raw materials.....................................     4,222       4,311
                                                           -------     -------
                                                            43,549      47,796
      Less: Reserve for obsolescence....................      (519)       (494)
                                                           -------     -------
                                                           $43,030     $47,302
                                                           =======     =======

3 EARNINGS (LOSS) PER SHARE

  Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of Ordinary Shares. Diluted earnings (loss) per share are computed by dividing net income (loss) available to holders of Ordinary Shares by the weighted average of Ordinary Shares and dilutive Ordinary Share equivalents for the period.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. This statement is effective for both interim and annual reporting periods ending after December 15, 1997.

4 SUBSEQUENT EVENTS

  On June 12, 1998, pursuant to an agreement with certain holders of convertible notes (all of which were converted into Ordinary Shares in connection with the Company's initial public offering in the United States (the "IPO") in November 1997), the Company filed a shelf Registration Statement on Form F-1 (the "Resale F-1") relating to a public offering, which was not underwritten, of up to 1,044,845 Ordinary Shares, each having a par value of A$3.64, and each represented by one American Depository Share (each, a "Resale ADS"). All of the resale ADSs are to be sold by certain shareholders of the Company. 997,926 of these Ordinary Shares were received upon the conversion of the convertible notes. The remainder of these Ordinary Shares are being registered voluntarily by the Company and are presently held by long-term shareholders of the Company who wish to divest all or portion of their holdings in the Company.

  Subsequent to April 30, 1998, the Company acquired a 60,000 square foot property near its Australian headquarters for its warehousing and distribution operations at a cost of approximately A$1.75 million, with an additional approximately A$1.0 million capital expenditure required to upgrade the facility before use. Purchase of this property is scheduled to close between June and August 1998.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" at the end of this section and elsewhere in (i) Amendment No. 1 to the Company's Annual Report on Form 20-F/A (File No. 333-37259) for the fiscal year ended January 31, 1998, filed with the Commission on May 20, 1998 and (ii) the Company's Registration Statement on Form F-1 filed with the Commission on June 12, 1998. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission.

OVERVIEW

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of April 30, 1998, the Company owned and operated 33 stores in all six states in Australia and 38 stores (including three U.S. Navy concession stores) in seven states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the three months ended April 30, 1998, these categories represented 38.3%, 46.2%, 6.9% and 7.9% respectively, of the Company's net sales for such period, representing a 10.5%, 50.5%, (6.4)% and (8.8)% increase (decrease) over their respective net sales levels for the three months ended April 30, 1997.

  The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers.

RESULTS OF OPERATIONS

  The following table sets forth unaudited consolidated operating results of the Company as a percentage of net sales for the quarters ended April 30, 1998 and 1997. Given the degree of seasonality to which the Company's business is subject, the Company's quarterly results and comparisons of such quarterly results to prior years' quarters are not necessarily indicative of future results.

                                                       THREE MONTHS THREE MONTHS
                                                          ENDED        ENDED
                                                        APRIL 30,    APRIL 30,
                                                           1997         1998
                                                       ------------ ------------
                                                       (UNAUDITED)   (UNAUDITED)
      In A$ thousands
      Net sales......................................     100.0%       100.0%
      Cost of goods sold, warehouse, distribution and
       occupancy costs...............................      68.8         68.4
                                                          -----        -----
      Gross profit...................................      31.2         31.6
      Selling, general and administrative expenses...      32.3         33.9
      Store pre-opening costs........................       0.4          0.4
      Relocation--closure costs......................       0.0          0.0
                                                          -----        -----
      Operating (loss)...............................      (1.5)        (2.7)
      Equity in income of affiliates, net of tax.....       0.2          0.3
      Interest expense...............................       2.9          1.1
                                                          -----        -----
      (Loss) before income tax.......................      (4.2)        (3.5)
      Income tax (benefit)...........................      (1.9)        (1.4)
                                                          -----        -----
      Net (loss).....................................      (2.3)%       (2.1)%
                                                          =====        =====

 Three Months Ended April 30, 1998 (Unaudited) Compared to Three Months Ended April 30, 1997 (Unaudited)

  Net sales increased by approximately A$6.3 million, or 21.0%, to A$36.7 million for the three months ended April 30, 1998 from A$30.4 million for the three months ended April 30, 1997. One new store was opened in the United States during the three months ended April 30, 1998. In Australia one new store was opened and no stores were refurbished during this period. Comparable store sales increased 7.1% and contributed A$3.3 million to the increase in net sales. Comparable store sales increased 7.7% in the United States and 6.6% in Australia. Increased sales of A$2.7 million also resulted from eight new stores which opened in the United States in the previous nine months and which did not form part of the comparative store sales.

  Gross profit increased approximately A$2.1 million, or 22.7% to A$11.6 million for the three months ended April 30, 1998 from A$9.5 million for the three months ended April 30, 1997. Gross margin (gross profit as a percentage of sales) increased to 31.6% during the three months ended April 30, 1998 from 31.2% during the comparable period in 1997. The increase in gross margin was primarily due to sales mix.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$2.7 million, or 27.2%, to A$12.5 million for the three months ended April 30, 1998 from A$9.8 million for the three months ended April 30, 1997. As a percentage of net sales, selling, general and administrative expenses increased to 33.9% during the three months ended April 30, 1998 from 32.3% during the comparable period in 1997.

  The increase was primarily due to lower operating leverage from the greater number of stores open in the United States and Australia in the first quarter of 1998 during a period when sales are at their seasonal low, additional expenditure incurred in the United States on the build-up of the infrastructure subsequent to the first quarter of 1997 and increased Australian retail advertising expenditure prior to the Easter selling season in 1998.

  Store pre-opening expenses increased by A$33,000 to A$147,000 due to the number and timing of United States' store opening expenditure.

  Operating loss increased by $560,000 to A$997,000 for the three months ended April 30, 1998 from A$437,000 for the three months ended April 30, 1997.

  Income from affiliates increased by A$46,000 to A$96,000 in the three months ended April 30, 1998 from A$50,000 for the three months ended April 30, 1997. This increase resulted mainly from an increase in profitability of the Company's Taiwanese affiliate.

  Interest expense decreased by A$491,000 to A$388,000 in the three months ended April 30, 1998 from A$879,000 for the three months ended April 30, 1997. The decrease reflects the reduced debt requirements of the Company subsequent to the capital raising as a result of its IPO in November 1997.

  The Company's effective tax rate was 38.9% in the three months ended April 30, 1998 and 44.7% in the three months ended April 30, 1997. The higher effective tax rate (a benefit) in the comparable period in 1997 reflects an over-provision in the prior period.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed its IPO, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). A portion of these funds have been used to fund (i) the repayment of approximately A$12 million (approximately US$8.4 million) of indebtedness incurred under the credit facility between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"), and (ii) the repayment of approximately US$1.8 million, being all indebtedness outstanding as of the completion of the IPO in November 1997 under a term loan and revolving line of credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). The remaining US$3.6 million (approximately A$5.1 million) will be used to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

  The Company has used cash flows from operations in the three months ended April 30, 1998 and 1997 of A$1.4 million and A$3.5 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

  Net cash flows used in investing activities in the three months ended April 30, 1998 and 1997 were A$5.0 million and A$0.05 million respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments in Australia and the acquisition of a 45,000 square foot property for approximately A$3.5 million to relocate the Company's enameling operations to the same facilities as its barbecue and home heater manufacturing operations adjacent to the Company's Australian headquarters. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion. The actual costs that the Company will incur in connection with the opening and refurbishment of future stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the stores and the extent of remodeling required at the selected sites.

  The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities (defined below) and from the Company's IPO.

  At April 30, 1998 the Company had working capital of A$37.2 million. At April 30, 1998 the Company maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch the (the "ANZ Facility" and the "Merrill Lynch

Facility," respectively). The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice, and is currently undergoing modification as a consequence of changes in the Company resulting from the Company's IPO. The Company expects that its new credit facility with ANZ will be finalized in June 1998. Under the ANZ Facility as in effect immediately prior to the Company's IPO, the Company and its subsidiaries had credit facilities aggregating up to A$53.7 million, including a real property loan in principal amount of A$2.2 million, a multi-purpose facility in principal amount of A$30.0 million and a trade finance facility in principal amount of A$10.0 million. Indebtedness under the property loan bore interest at 9.35% per annum and was subject to a variable prepayment penalty depending on the term of the loan. The Company also utilized a standby credit facility in principal amount of A$12.0 million in order to fund the a repurchase of certain of its Ordinary Shares in preparation for its IPO, all of such standby credit facility having been repaid upon consummation of the Company's IPO in November 1997 and will not be renewed. The majority of the remainder of the Company's borrowings under the ANZ Facility were usually in the form of 90- to 180-day bills, which typically bore interest at a market rate plus an additional percentage fee to ANZ of approximately 1.25%. No significant prepayment penalties were associated with these loans. The ANZ Facility was secured by a first security interest in all present and future assets of the Company located in Australia and a second security interest being taken (subordinate to a lien under the Merrill Lynch Facility) in all assets of the Company located in the United States. In addition, the ANZ Facility was guaranteed by each subsidiary of the Company, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA"). Although the Company generally maintains a good working relationship with ANZ, the Company can provide no assurance that the terms of the revised ANZ Facility will be as favorable to the Company as the terms of the ANZ Facility in place immediately prior to the consummation of the Company's IPO.

  In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch. As of April 30, 1998, such facility includes a term loan in aggregate principal amount of US$300,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$300,000 (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.65%, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

  The Company believes the proceeds raised from the IPO and the remaining ANZ and Merrill Lynch Facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

RISK FACTORS

  The following are certain factors that should be considered in evaluating the business, financial conditions and results of operations of the Company. However, these factors should not be considered to be exclusive, and readers are urged to consider the statements made elsewhere herein.

IMPLEMENTATION OF GROWTH STRATEGY

  The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened 10 new stores in calendar 1997. The Company also currently intends to open approximately 15 new stores in the United States in calendar 1998, of which four have opened, six are under construction and the remaining five are in lease negotiation. The Company also currently intends to open 15 new stores in the United States in calendar 1999. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million in 1997 and expects to incur approximately US$2.5 million in each of calendar 1998 and 1999. Pursuant to the Company's Australian store refurbishment program, in calendar 1997, the Company remodelled five existing stores, opened one new store, relocated one store and closed one store. The Company further intends to refurbish four stores and, in

March, opened its one planned new store in calendar 1998, and intends to refurbish two stores and open two new stores in calendar 1999. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and expects to incur approximately A$1.5 million to A$2.5 million in each of calendar 1998 and 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results.

  The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

  As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations, and the failure to adapt thereto would adversely affect the Company's implementation of its growth strategy.

  If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

  In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition.

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS

  The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in Australia and the Pacific West and Southwestern U.S. markets.

  The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Company believes it has benefitted from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF OPERATIONAL CHANGES

  The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company is currently upgrading to the latest version of software by JDA Software Group Inc. ("JDA") and is using both outside consultants and the vendor to assist with the process. The total expected capital expenditure for such project is not expected to be significant. In addition, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to the above-mentioned JDA software system in the near future. The Company is currently in the process of relocating its enamelling operations (which are located 10 miles away) to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, adding an in-line powder coating operation and rearranging the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. These changes are scheduled to be completed in June 1998. The relocation of the Company's enamelling operations and related changes will cost approximately A$454,000 (of which A$369,000 has already been accrued), will require additional capital expenditures of approximately A$2.8 million and will require the Company to obtain a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enamelling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

COMPETITION

  The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future.

SEASONALITY; WEATHER; FLUCTUATIONS IN RESULTS

  The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

RELIANCE ON SYSTEMS

  In the United States, the Company has installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts payable applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed POS computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

  In Australia, Barbeques Galore currently uses a system which runs on a proprietary Wang VS software environment, together with a Novell network utilizing Microsoft applications. This software processes all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. As in the United States, each store in Australia is equipped with POS terminals that receive pricing and inventory information and permit the Company to poll sales transaction data daily. The Australian system provides a range of reporting and inquiry capability at both the store and corporate levels similar to that in the United States. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial, accounting and human resources. The Company's reliance upon such systems will likely increase upon the anticipated introduction of automated store replenishment in Australia. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

  Like many computer systems, the Company's Wang computer system in Australia uses two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year
1997), such condition being referred to as the "year 2000 problem." Therefore, in the Australian system, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, financial and human resource systems, may be adversely affected unless changes are made to this computer system. The Company has appointed a computer consultant to upgrade its systems in Australia and currently intends to purchase a new UNIX server and certain additional hardware and software which, because of their more recent design, should not be subject to the year 2000 problem. The Company expects that upgrades to its computer systems with respect to the year 2000 problem will require capital expenditures of approximately A$0.75 million and will be completed by April 1999. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

DEPENDENCE ON KEY EMPLOYEES

  The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., the Company's U.S. operating subsidiary, and Director. These individuals have an average of 15 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. In addition, in August 1997, the Company appointed L.D. "Chip" Brown as Chief Operating Officer for its U.S. operations to manage daily operations in the United States, permitting Mr. Selati to concentrate on the Company's U.S. growth strategy. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; DEPENDENCE ON SIGNIFICANT VENDORS AND SUPPLIERS

  Barbeques Galore, with its headquarters, manufacturing, enamelling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

  The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 1998, the Company purchased inventory from over 400 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period (other than Horan's Steel Pty Ltd., an Australian steel distributor ("Horan's Steel"), and Bromic Pty Ltd., an Australian gas components importer ("Bromic")), the Company considers certain barbecue brands to be significant to its business, especially in the United States. Also during such period, the Company purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. Horan's Steel and Bromic supplied the Company with approximately 20% and 21%, respectively, of the Company's factory parts and raw material purchases and approximately 80% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

PRODUCT LIABILITY AND GOVERNMENTAL AND OTHER REGULATION

  Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$50 million. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$12 million and third party liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

  In addition, the Company's barbecue and home heater manufacturing and enamelling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of certain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Company does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

  The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition.

UNCERTAINTIES REGARDING MANUFACTURING AND DISTRIBUTION OF MERCHANDISE

  The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accordingly, the Company is subject to numerous risks associated with the manufacturing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

RISKS RELATED TO FRANCHISED AND LICENSED STORES

  As of April 30, 1998, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

CURRENCY FLUCTUATIONS

  The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. In the past, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the

Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the ADSs. Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into US dollars (for payment to holders of ADSs) by the Depositary of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs.

RESTRICTIONS ON FOREIGN OWNERSHIP; ANTITAKEOVER RESTRICTIONS

  Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs offered hereby are acquired by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities will be approximately 63.8%. The level of foreign ownership could also increase in the future if additional existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

  The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999 and 199,400 Ordinary Shares underlying stock options granted concurrently with the Company's IPO, consummated on November 7, 1998, under the 1997 Share Option Plan, which, barring acceleration, will become exercisable in three equal installments on November 7, 2000, November 7, 2001 and October 7, 2002 according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs.

  The Memorandum and Articles of Association of the Company (collectively, the "Articles") contain certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Articles, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms,
(ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Articles and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 21 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Articles referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.

  Australian law requires the transfer of shares in the Company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADSs provided that any instrument by which the ADSs are transferred is executed outside Australia.

  In certain circumstances, nonresidents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%.

                                    PART II

                               OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

  Not applicable.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

  On November 3, 1997, the Company's Registration Statement on Form F-1 (File No. 333-37259) for its initial public offering became effective and on November 7, 1998, the Company began trading under this Registration Statement, selling 1,500,000 Ordinary Shares at $11.00 per share. Except for approximately US$165,000 of expenses relating to the demand registration of 1,044,845 Ordinary Shares on Form F-1, filed with the Commission on June 12, 1998, all registration expenses, underwriting expenses and other related expenses relating to the IPO were incurred prior to the period to which this quarterly report on Form 6-K applies. The Company's net proceeds from the IPO were approximately A$19.7 million (approximately US$13.8 million). Certain selling shareholders also sold 200,000 Ordinary Shares at $11.00 per share thereunder, and none of such proceeds were retained by the Company. The IPO was underwritten, with J.P. Morgan & Co. and SBC Warburg Dillon Read Inc. acting as co-managers. The Company's use of proceeds from its IPO in November 1997 is set forth in Part 2 Liquidity and Capital Resources and incorporated by reference into Part II. See "Item II--Item 5--Other Information."

ITEM 3.  DEFAULT UPON SENIOR SECURITIES

  Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

  Not applicable

ITEM 5. OTHER INFORMATION

  On June 12, 1998, pursuant to an agreement with certain holders of convertible notes (all of which were converted into Ordinary Shares in connection with the Company's IPO), the Company filed a shelf Registration Statement on Form F-1 (the "Resale F-1") relating to a public offering, which was not underwritten, of up to 1,044,845 Ordinary Shares, each having a par value of A$3.64, and each represented by one American Depository Share (each, a "Resale ADS"). All of the resale ADSs are to be sold by certain shareholders of the Company. 997,926 of these Ordinary Shares were received upon the conversion of the convertible notes. The remainder of these Ordinary Shares are being registered voluntarily by the Company and are presently held by long-term shareholders of the Company who wish to divest all or portion of their holdings in the Company.

  Prior to June 10, 1998, the Company distributed to its shareholders materials relating to the Annual General Meeting of the Company, to be held on June 26, 1998 at 9:30 a.m. (Sydney, Australia time), consisting of (i) a Notice of Annual General Meeting, (ii) a form of proxy for holders of ADRs, which represent ADSs, which in turn, represent Ordinary Shares, (iii) a form of proxy for holders of Ordinary Shares, (iv) a letter dated May 27, 1998 from Mr. Sam Linz, Chairman of the Board, and Mr. Sydney Selati, President of the Company's U.S. operating subsidiary and (v) a copy of the Company's Annual Report on Form 20-F/A (File No. 333-37259) for the fiscal year ended January 31, 1998, filed with the Commission on May 20, 1998. Except for the Annual Report on Form 20-F/A, which has previously been filed with the Commission, these materials are attached hereto as Exhibit 22.1. At its Annual General Meeting, the Company intends (i) to present the financial statements of the Company and of the economic entity for the year ended January 31, 1998 and the reports of the directors and auditors thereon and (ii) to elect two directors. Mr. Sam Linz and Mr. John Price are to retire by rotation in accordance with the provisions of Article 63 of the Company's Articles of Association and, as they are eligible, will offer themselves for re-election. In addition, any business which may be lawfully brought forward at the Annual General Meeting may also be transacted. This summary is qualified in its entirety by reference to the materials filed in Exhibit 22.1.

ITEM 6. EXHIBITS AND CURRENT REPORTS ON FORM 6-K

  (a) Exhibits

     EXHIBIT
     NUMBER
     -------
     10.1(1)   WCMA Note, Loan and Security Agreement No. 231-07T10, as amended.
     10.2(2)   Deeds of purchase of Registrant's headquarters facility and assembly operations facility, as amended.
     22.1      Materials distributed to shareholders with respect to the Company's Annual
               General Meeting to be held on June 26, 1998 at 9:30 a.m. (Sydney,
               Australia time), including (i) Notice of Annual General Meeting, (ii) form of proxy for holders of ADRs, which represent ADSs, which in turn, represent Ordinary Shares, (iii) form of proxy for holders of Ordinary
               Shares, (iv) letter dated May 27, 1998 from Mr. Sam Linz, Chairman of the
               Board, and Mr. Sydney Selati, President of the Company's U.S. operating subsidiary.

--------
(1) Previously filed as a part of Exhibit 10.4 to the Company's Registration Statement on Form F-1 (Registration No. 333-56805) filed with the Commission on June 12, 1998, and incorporated by reference herein.
(2) Previously filed as a part of Exhibit 10.5 to the Company's Registration Statement on Form F-1 (Registration No. 333-56805) filed with the Commission on June 12, 1998, and incorporated by reference herein.

  (b) There were no current reports on Form 6-K filed during the quarter ended April 30, 1998.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                                          Barbeques Galore Limited
                                           (Registrant)

                                                   /s/ Robert B. Gavshon
                                          By __________________________________
                                               Robert B. Gavshon, Executive
                                                      Deputy Chairman
                                            (Signature)

Date
June 15, 1998